Filed by American Skiing Company
                Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14A-12 Under the Securities Exchange Act of 1934
                              Subject Company: MeriStar Hotels and Resorts, Inc.
                                                    Commission File No.: 1-14331

THE FOLLOWING IS THE SLIDE PRESENTATION TO BE USED BEGINNING ON DECEMBER 12, 2000 BY AMERICAN SKIING COMPANY. THE FOLLOWING DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES FOR SALE.


Slide 1:

Doral International
Formed through the merger of
Meristar
[Photo of MeriStar property]
American Skiing Company
[Photo of Skier]

Slide 2:

Doral International
o Doral is an international leisure and hospitality company. o The company operates, owns, and develops Doral branded upscale mountain and beach resorts, vacation villages, and conference centers.
o Doral is North America's largest independent operator of hotels and a leading provider of international corporate housing under the BridgeStreet Accommodations brand.

Slide 3:

Doral International
Defining Characteristics
o        Dominant Leisure and Conference Center Brand
o        Exceptional Growth Platform with Stability and Liquidity
o        Upscale Customer Base with more than 23M Visits
o Expanded Market Capitalization, Operating Infrastructure, Consumer Visibility and Cost Leverage
[Photo of Skier]
[Photo of MeriStar property]

Slide 4

Doral International
o        Doral International
         o        Doral Leisure
                  o        Resorts
                  o        Conference Centers
                  o        Golf
         o        BridgeStreet Accommodations
         o        Hotel Management
         o        Real Estate
                  o        Doral Owners Club
                  o        Development and Sales
[Departmental Structure Chart]

Slide 5:

Doral International
Transaction Overview
o        Combines American Skiing and MeriStar Hotels & Resorts
o        Tax-Free, Stock-for-Stock Merger
o        Exchange Ratio: 1.88 Shares SKI for each MMH Share
o        Closing Expected by February 28, 2001
o Doral Will Have 190M Diluted Shares, $50M Preferred Equity, $405M Resort Debt, $535M

Total Debt

Slide 6:

Doral International
Pro Forma Operating and Market Statistics
(pro forma adjustments include merger transaction and conversion of MeriStar leases to management contracts)
o        FY2001 Annual Revenue > $600M
o        Expected Pro Forma FY 2001 EBITDA > $100M
o        Total Resort Debt to Pro Forma Bank EBITDA 4.5x
o        Equity Market Cap > $500M
o        More than 23M Customer Visits
[Photo of Skier]

Slide 7:

Doral International
Business Overview
o Doral Leisure - Mountain and Beach Resorts, Conference Centers, Skiing, Golf, Spas
o        Hotel Management - Upscale Corporate and Leisure Hotels
o        BridgeStreet Accommodations - International Corporate Housing
o        Real Estate - Sales, Vacation Villages, Doral Owners Club
[Photo of MeriStar Property]
[Photo of Skier]
[Photo of MeriStar Property]

Slide 8:

Doral International
Doral Leisure
o        12 Destination Resort Properties
         o        9 Mountain/Ski Resorts
         o        3 Beach/Sun Resorts
o        11 Upscale Resort Properties

o        4 Conference Centers
         o        3 Doral Branded
         o        1 Independent
o        15 Golf Courses
[Photo of American Skiing Property]
[Photo of MeriStar Property]

Slide 9:

Doral International
Destination Resorts & Conference Centers
[Map of Continental United States showing locations of Doral resorts and conference centers]

Slide 10:

Doral International
Doral Conference Centers
o        Doral Forrestal - Princeton, N.J.
o        Doral Branded Conference Centers Under Development
         o        Safety Harbor - Tampa, Fla.
         o        Nordic Hills - Chicago, Ill.
o        One Independent, Nathan Hale University of Connecticut
[Photo of Doral Forrestal & Conference Center]

Slide 11:

Doral International
Hotel Management
o        Largest Independent Hotel Operator in North America
o        More than 240 Hotels in North America
o        More than50,000 Rooms
o        More than 30,000 Employees
o        Flagstone Hospitality Transaction Closes January 1, 2001
[Photo of Westin Oklahoma City]

Slide 12:

Doral International
BridgeStreet Accommodations
o        A Leading Provider of Upscale Corporate Apartments in North America and
         Europe
o        More than 3,300 Units in North America
o        More than 700 Units in Europe
o        Flexible Inventory Minimizes Risk
[Photo of BridgeStreet property]
[Photo of BridgeStreet property]
[Photo of BridgeStreet property]

Slide 13:

Doral International
Doral Real Estate
o        $175M Existing Fractional Real Estate Inventory
o        More than 14,000 Units Available for Future Development
o        More than 10,000 Acres for Resort Expansion
o        Doral Owners Club
[Photo of American Skiing Property]
[Sketch of American Skiing Property]

Slide 14:

Doral International
FY2001 Proforma EBITDA Contribution
o        Doral Leisure 56%
o        Hotel Management 24%
o        BridgeStreet Accommodations 8%
o        Real Estate 12%
[Pie Chart]

Slide 15:

Doral International
Leisure & Lodging Market
o        Baby Boomers Are Skiing Longer and Are the Major Purchasers of Vacation
         Property
o Echo Boomers are Gaining Affluence and Have a Greater Focus on Leisure and Fitness
o Snowboarding Continues to Grow in Popularity, Resulting in Increased Youth Participation in Alpine Sports
o 55+ Expected to Increase 62% to 96M and 18-34 to Grow 13% to 72M by 2020 [Age vs. U.S. Population Bar Graph]

Slide 16:

Doral International
Combined Customer Base
Business Products
o        Hotels
o        Conference Centers
o        Corporate Housing
Leisure Products
o        Skiing

o        Golf
o        Spas
o        Beach
o        Retail
o        Real Estate
[Venn Diagram showing overlaps in the customer base]

Slide 17

Doral International
Growth Plan
Doral Leisure
o        Focus on Year-Round Resort Growth
         o        Resort Activities
                  o        Skiing
                  o        Golf
                  o        Outdoor Adventure
         o        Conferences/Meetings
o        Conference Centers Will Leverage off Expanded Customer Base
[Photo of Skier]

Slide 18:

Doral International
Hotel Management
         o        Joint Ventures
         o        Sliver Investments
         o        Paper-Clip with MHX
Provides Consistent Cash Flow without Weather Dependence
BridgeStreet Accommodations
         o        Europe
         o        North America
[Photo of Westin Oklahoma]
[Photo of London]

Slide 19

Doral International
Growth Plan
Real Estate
         o        Accelerate Sale of Existing Inventory
         o        Pre-Sell Projects and Reduce Risk
         o        Sell Complementary Project Sites
         o        Pursue Joint Ventures
[Photo of American Skiing Property]
[Photo of American Skiing Property]

Slide 20

Doral International
Upside to Current Business Plan
Doral Leisure Incremental EBITDA potential
         o        1% [upward arrow] in number of skier visits $2.5M
         o        $1 [upward arrow] in revenue per skier visit $3M
         o Each additional Doral resort or conference center management contract $.5-1M Hotel Management Incremental EBITDA potential
         o        1% [upward arrow] in hotel operating margins $2.5M
         o        1% [upward arrow] in hotel revenue $.5M


Slide 21

Doral International
Upside to Current Business Plan
BridgeStreet Incremental EBITDA potential
         o        1% [upward arrow] in operating margins $1.5M
         o        1% [upward arrow] in average daily occupancy $1M
         o 1% [upward arrow] in average daily rate $1M Incremental Cash Flow from Capital Structure o 1% decrease in average cost of debt $5M o 1% decrease in cost of preferred equity $.5M

Slide 22:

Doral International
Benefits of Transaction
o        Brand Identity
o        Focus on Leisure Industry
o        Creation of Year-Round Destinations
o        Improved Seasonal Cash Flow Balance with Less Weather Risk
o        Strong Prospects for Internal Growth
o        Employee Growth Potential Customer and Investor Visibility
o        Capitalized to Support Growth
[Photo of Skier]
[Photo of MeriStar Property]

Slide 23:

Doral International
Benefits of Transaction
o        Improved Cash Flow Predictability
o        Takes Advantage of Demographics

o        Doral Owners Club
o        Improved Liquidity in Capital Markets
o        Economies of Scale
o        Cost Reductions
[Photo of American Skiing Property]
[Photo of MeriStar Property]

Slide 24:

Doral International
Prudent Capital Structure With Upside
o        Total Resort Debt to EBITDA 4.5x
o        Revolver Availability $40M
o        Blended Maturities
o        Average Cost of Resort Debt 12%
o        Average Cost of Real Estate Debt 16%
o        Potential Benefit of Improving Debt Costs $10-15M
[Debt Bar Graph]

Slide 25:

Doral International
Improved Growth Through
o        Proprietary Brands
o        Consolidated Customer Base
o        Creation of Year-Round Resorts
o        Stability and Consistency
o        Favorable Demographics
o        Size
o        Liquidity
o        Asset Quality
o        Experienced Management
[Photo of American Skiing Property]
[Photo of MeriStar Property]

Slide 26:

Doral International
American Skiing intends to file a Registration Statement on Form S-4 with respect to its common stock that will be issued to MeriStar stockholders in the merger. The registration statement will contain a joint proxy statement and prospectus.

MeriStar and American Skiing intend to mail to their stockholders the joint proxy statement and prospectus, which will contain important information regarding MeriStar, American Skiing and the merger, so all investors and stockholders should read the joint proxy statement and prospectus carefully once it is available, along with the other documents the parties will file with the SEC.

The merger agreement and other transaction documents can be found attached to the Current Reports on Form 8-K filed by MeriStar and American Skiing on December 11, 2000.

Slide 27:

Doral International
The list of persons participating in the solicitation of MeriStar stockholders can be found in a statement on Schedule 14A filed with the SEC by MeriStar. The list of persons participating in the solicitation of American Skiing stockholders can be found in a statement on Schedule 14A filed with the SEC by American Skiing.

Investors are encouraged to read the proxy statements and annual, quarterly, current and other reports of both companies, all of which are filed with the SEC.

Copies of all documents filed with the SEC may be requested from the companies, retrieved from the SEC's website, www.sec.gov, or reviewed at the SEC's public reference room at 450 Fifth Street, N.W., Washington,


                                     * * *


         American Skiing Company plans to file a Registration Statement on Form S-4 with the SEC in connection with the merger transaction. The Form S-4 will contain a prospectus, a proxy statement for the special meetings of both American Skiing and MeriStar Hotels & Resorts, Inc. and other documents.
American Skiing and MeriStar plan to mail the joint proxy statement and prospectus contained in the Form S-4 to their stockholders. The Form S-4 and joint proxy statement and prospectus will contain important information about American Skiing, Meristar, the merger and related matters. Investors and stockholders should read the joint proxy statement and prospectus and the other documents filed with the SEC in connection with the merger carefully before they make any decision with respect to the merger. A copy of the merger agreement with respect to the merger will be filed by both American Skiing and Meristar as an exhibit to each's respective Form 8-K dated December 11, 2000. The Form S-4, the joint proxy statement and prospectus, the Form 8-Ks and all other documents filed with the SEC in connection with the merger transaction will be available when filed free of charge at the SEC's web site, at www.sec.gov. In addition, the proxy statement/prospectus, the Form 8-K and all other documents filed with the SEC in connection with the merger will be made available to investors free of charge by calling or writing to the American Skiing and MeriStar contact addresses listed above.
         In addition to the Form S-4, the joint proxy statement and prospectus and the other documents filed with the SEC in connection with the merger, both American Skiing and MeriStar are obligated to file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed with the SEC at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms. Filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov.
         The identity of the people who, under SEC rules, may be considered "participants in the solicitation" of MeriStar's stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A, which will be made by MeriStar. A list of "participants in the solicitation" of American Skiing's stockholders in connection with the proposed merger, and a description of their interests, is available in an SEC filing on Schedule 14A, which will be made by American Skiing.
         These materials contain forward-looking statements about MeriStar Hotels & Resorts, Inc., including those statements regarding future operating results and the timing and composition of revenues, among others. Except for historical information, the matters discussed in these materials are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially, including the following: the ability of the companies to complete the merger, the ability of the company to successfully implement its acquisition strategy and operating strategy; the merged company's ability to manage rapid expansion; significant leverage; changes in economic cycles; competition from other hospitality companies; and changes in the laws and government regulations applicable to the companies.
         The historical and forward-looking statements about American Skiing Company contained in these materials are not based on historical facts, but rather reflect American Skiing Company's current expectations concerning future results and events. Similarly, statements that describe the company's objectives, plans or goals are or may be forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties. In addition to factors discussed above, other factors that could cause actual results, performances or achievements to differ materially from those projected include, but are not limited to, the following: changes in regional and national business and economic conditions affecting both American Skiing Company's resort operating and real estate segments; competition and pricing pressures; failure to effectively integrate or operate recently acquired companies and assets; failure to renew or refinance existing financial liabilities and obligations or attain new outside financing; failure of on-mountain improvements and other capital expenditures to generate incremental revenue; adverse weather conditions regionally and nationally; seasonal business activity; changes to federal, state and local land use regulations; changes to federal, state and local regulations affecting both American Skiing Company's resort operating and real estate segments; litigation involving anti-trust, consumer and other issues; failure to renew land leases and forest service permits; disruptions in water supply that would impact snowmaking operations and impact operations; the loss of any of our executive officers or key operating personnel; control of American Skiing Company by principal stockholders; failure to hire and retain qualified employees and other factors listed from time-to-time in American Skiing Company's documents filed by the Company with the Securities Exchange Commission. The forward-looking statements included in this document are made only as of the date of this document and under section 27A of the Securities Act and section 21E of the Exchange Act, we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.